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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING   SEC FILE NUMBER:
                                 (Check One):           0-14068

                                                        CUSIP NUMBER:
                                                        586263204

[x]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR
For Period Ended:  June 30, 1996
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[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:
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 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The Notification of
                                                         -------------------
Late Filing relates only to Items 6 and 7 and to the listing of consolidated
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revenues of Registrant for the fiscal year ended June 30, 1996 on the cover
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page of such Form 10-KSB.
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PART I--REGISTRANT INFORMATION
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Full Name of Registrant:  Memry Corporation

Former Name if Applicable:  Not Applicable.


57 Commerce Drive
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Address of Principal Executive Office (Street and Number)

Brookfield, Connecticut  06804
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City, State and Zip Code
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PART II--RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          See Exhibit A attached hereto.
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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-
F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     On September 25, 1996, McGladrey & Pullen, LLP ("M&P"), the Registrant's independent auditors, informed the Registrant that, due to changes in personnel at both the Registrant and M&P, it would be unable to furnish its report with respect to the Registrant's financial statements as at and for the period ending June 30, 1996, by the September 30, 1996 deadline for the filing of the Registrant's Form 10-KSB. Because M&P is unable to furnish its audit report by such date, the Registrant is unable to file the audited financial statements constituting Item 7 of Form 10-KSB by such due date. In addition, because the Registrant does not have final audited financial statements available at this time, it is at this time unable to complete the Management's Discussion and Analysis constituting Item 6 of Form 10-KSB and is unable to include the consolidated revenues of Registrant for the fiscal year ended June 30, 1996 on the cover page of such Form 10-KSB.

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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification:

             James G. Binch          (203)            740-7311
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                    (Name)          (Area Code)        (Telephone #)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes   [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes   [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               Memry Corporation
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   September 30, 1996        By: /s/ James G. Binch
     -----------------------         -------------------------------
                                     James G. Binch
                                     President

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                                                                       Exhibit A
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                            McGladrey & Pullen, LLP
                  Certified Public Accountants and Consultants


                               September 25, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Gentlemen:

In response to Part II, Item (c) of the Form 12b-25, dated September 30, 1996, of Memry Corporation (the "Company"), McGladrey & Pullen, LLP ("M&P"), the Company's independent auditors, is unable to complete the audit of the Company's financial statements as at, and for the period ended, June 30, 1996 by the September 30, 1996 due date for the Company's Form 10-KSB, due to changes in both Company and M&P personnel.

                                 /s/   McGladrey & Pullen, LLP

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